# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Osprey Acquisition Corp. III, CIK 0002113481
CUSIP: G6841G107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002113480
Persons authorized to receive notices and communications: David Heikkinen, 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania (PA), 19103, (646) 470-1493

## Reporting persons
- Osprey Acquisition Sponsor III, LLC (CIK 0002113480): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,740,000; sole dispositive power 0; shared dispositive power 10,740,000; aggregate amount beneficially owned 10,740,000 (26.18% of the class)
  Comment: (1) Comprised of 486,000 Class A ordinary shares and 10,254,000 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.
- Hepco Capital Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,740,000; sole dispositive power 0; shared dispositive power 10,740,000; aggregate amount beneficially owned 10,740,000 (26.18% of the class)
  Comment: (1) Comprised of 486,000 Class A ordinary shares and 10,254,000 Class B ordinary shares held by Osprey Acquisition Sponsor III, LLC. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Hepco Capital Management, LLC is the Managing Member of Osprey Acquisition Sponsor III, LLC, and shares voting and investment power over shares held by that entity.
- Edward E. Cohen (CIK 0001228769): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,740,000; sole dispositive power 0; shared dispositive power 10,740,000; aggregate amount beneficially owned 10,740,000 (26.18% of the class)
  Comment: (1) Comprised of 486,000 Class A ordinary shares and 10,254,000 Class B ordinary shares held by Osprey Acquisition Sponsor III, LLC. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Mr. Edward Cohen is a co-Managing Member of Hepco Capital Management, LLC, which is the Managing Member of Osprey Acquisition Sponsor III, LLC, and shares voting and investment power over shares held by that entity.
- Jonathan Z. Cohen (CIK 0001168756): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,740,000; sole dispositive power 0; shared dispositive power 10,740,000; aggregate amount beneficially owned 10,740,000 (26.18% of the class)
  Comment: (1) Comprised of 486,000 Class A ordinary shares and 10,254,000 Class B ordinary shares held by Osprey Acquisition Sponsor III, LLC. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Mr. Jonathan Cohen is a co-Managing Member of Hepco Capital Management, LLC, which is the Managing Member of Osprey Acquisition Sponsor III, LLC, and shares voting and investment power over shares held by that entity.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Osprey Acquisition Corp. III
Address of issuer's principal executive offices: 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania (PA), 19103
Comment: Securities Acquired: Osprey Acquisition Sponsor III, LLC ("Sponsor") initially acquired 10,254,000 Class B ordinary shares, par value $0.0001 per share ("Class B Shares"), as part of the formation and initial capitalization of Osprey Acquisition Corp. III (the "Issuer"). The Sponsor acquired units of the Issuer as part of a private placement conducted in connection with the Issuer's initial public offering that closed on July 2, 2026 (the "IPO"). Each unit of the Issuer represents the right to receive one Class A ordinary share, $0.0001 par value per share ("Class A Shares"), and one-third (1/3) of one redeemable warrant, each whole warrant exercisable to purchase one Class A Share, at an exercise price of $11.50 per share. The warrants are not currently exercisable, and they will not be exercisable within the next 60 days, accordingly, the warrants are not included in this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Sponsor, which is the holder of record of approximately 26.18% of the issued and outstanding shares of all share classes of the Issuer (41,016,000) based on the number of Class A Shares (30,015,000), private placement units (747,000), and Class B Shares (10,254,000) outstanding as of the closing of the IPO;

(ii) Hepco Capital Management, LLC ("Hepco"), which is the Managing Member of Sponsor;

(iii) Edward E. Cohen, a co-Managing Member of Hepco; and

(iv) Jonathan Z. Cohen, a co-Managing Member of Hepco.
Residence or business address: The address of the principal business and principal office of each of Sponsor, Hepco Capital Management, LLC, Edward E. Cohen, and Jonathan Z. Cohen is 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.
Present principal occupation or employment: Sponsor's principal business is to act as the Issuer's sponsor and holder of all Class B Shares. The principal occupation of Mr. Edward E. Cohen and Mr. Jonathan Z. Cohen is to serve as the managing members of Hepco, an asset management company, and as directors of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a Delaware limited liability company. Hepco is a Delaware limited liability company. Mr. Edward E. Cohen and Mr. Jonathan Z. Cohen are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the ordinary shares currently beneficially owned by the Reporting Persons was $4,885,000. The source of these funds was the capital of Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 2, 2026, Sponsor paid certain offering costs totaling $25,000. In February 2026, Issuer entered into a share subscription agreement with Sponsor resulting in Sponsor holding 10,279,000 Class B Shares. In May 2026, Sponsor surrendered 25,000 founder shares to Issuer, resulting in a total of 10,254,000 founder shares outstanding.

On July 2, 2026, simultaneously with the consummation of the IPO, Sponsor purchased 486,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement dated June 30, 2026, by and between the Issuer and Sponsor (the "Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Share and one-third (1/3) of a redeemable warrant, each whole warrant exercisable to purchase one Class A Share, at an exercise price of $11.50 per share.

The ordinary shares and units owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer's securities from time to time, however, all of such shares are subject to lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of this Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, Sponsor, Hepco, Edward E. Cohen, and Jonathan Z. Cohen have each agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sponsor

Amount beneficially owned: 10,740,000 Percentage: 26.18%

Hepco Capital Management, LLC

Amount beneficially owned: 10,740,000 Percentage: 26.18%

Edward E. Cohen

Amount beneficially owned: 10,740,000 Percentage: 26.18%

Jonathan Z. Cohen

Amount beneficially owned: 10,740,000 Percentage: 26.18%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sponsor

Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 10,740,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 10,740,000

Hepco Capital Management, LLC

Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 10,740,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 10,740,000

Edward E. Cohen

Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 10,740,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 10,740,000

Jonathan Z. Cohen

Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 10,740,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 10,740,000

Sponsor is controlled by its Managing Member, Hepco. Hepco is controlled by its co-Managing Members, Edward E. Cohen and Jonathan Z. Cohen. Mr. Edward Cohen and Mr. Jonathan Cohen may be deemed to have beneficial ownership of securities reported herein, however, they each disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of ordinary shares during the 60 days preceding the date of this Schedule 13D, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Private Placement Units Purchase Agreement between the Issuer and Sponsor

On July 2, 2026, simultaneously with the consummation of the IPO, Sponsor purchased 486,000 Placement Units pursuant to the Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Insider Letter, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 6, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

In connection with the IPO, the Issuer, Sponsor, Mr. Edward E. Cohen, and Mr. Jonathan Z. Cohen, and certain other parties thereto, entered into a letter agreement (the "Insider Letter").

Pursuant to the Insider Letter, the parties agreed to waive: (i) their redemption rights with respect to their Class B Shares, Class A Shares and public shares in connection with the completion of the initial business combination, (ii) their redemption rights with respect to any Class B Shares, Class A Shares and public shares held by them in connection with a shareholder vote to amend the Issuer's charter (A) to modify the substance or timing of Issuer's obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders' rights or pre-initial business combination activity; and (iii) their rights to liquidating distributions from the Issuer's trust account with respect to Class B Shares and Class A Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of the IPO (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 6, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In connection with the IPO, the Issuer, Sponsor and certain other parties entered into a registration rights agreement pursuant to which certain demand and "piggyback" registration rights were granted, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 6, 2026 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Private Placement Units Purchase Agreement, dated June 30, 2026, between the Issuer and Osprey Acquisition Sponsor III, LLC (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-43377) filed with the SEC on July 6, 2026).

Exhibit 10.2 Letter Agreement, dated June 30, 2026, by and among the Issuer, its officers and directors and Osprey Acquisition Sponsor III, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-43377) filed with the SEC on July 6, 2026).

Exhibit 10.3 Registration Rights Agreement, dated June 30, 2026, between the Issuer, Cantor Fitzgerald & Co., and Osprey Acquisition Sponsor III, LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-43377) filed with the SEC on July 6, 2026).

Exhibit 99.1 Joint Filing Agreement, dated July 3, 2026, by and among the Reporting Persons.

## Signatures
- Osprey Acquisition Sponsor III, LLC: /s/ Jeffrey F. Brotman, Jeffrey F. Brotman/Chief Operating Officer (07/06/2026)
- Hepco Capital Management, LLC: /s/ Jeffrey F. Brotman, Jeffrey F. Brotman/Chief Operating Officer (07/06/2026)
- Edward E. Cohen: /s/ Edward E. Cohen, Edward E. Cohen (07/06/2026)
- Jonathan Z. Cohen: /s/ Jonathan Z. Cohen, Jonathan Z. Cohen (07/06/2026)